Annual Compliance Statements
For period of July 1 through December 31, 2012
Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates,
Series 2012-C5
Depositor: Morgan Stanley Capital I Inc.
Certificate Administrator: U.S. Bank National Association

Pursuant to Section 13.9 of the Pooling and Servicing Agreement, I attest that:
(A)
A review of the activities of Situs Holdings, LLC, as Trust Advisor, during the period of
July 1 through December 31, 2012 and of its performance under this Agreement has been made under my supervision.
(B) To the best of my knowledge, based on such review, Situs Holdings, LLC, as Trust
Advisor, has fulfilled all its obligations under the Pooling and Servicing Agreement in all material respects throughout such period.

By: /s/ George Wisniewski Date: March 15, 2013
George Wisniewski
Senior Managing Director